Rockwell Ventures Inc.
#1020 – 800 West Pender Street
Vancouver, British Columbia
V6C 2V6 Canada

INFORMATION CIRCULAR
as at October 16, 2006

This Information Circular is furnished in connection with the solicitation of proxies by the management of Rockwell Ventures Inc. (“Rockwell” or the “Company”) for use at the annual and special general meeting (the “Meeting”) of its shareholders to be held on November 22, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Information Circular, references to “Rockwell”, “the Company”, “we” and “our” refer to Rockwell Ventures Inc. “Common Shares” means common shares without par value in the capital of the Company. “Beneficial Shareholders” means shareholders who do not hold Common Shares in their own name and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

The only methods by which you may appoint a person as proxy are submitting a proxy by mail, hand delivery or fax.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy for the approval of such matter.

Registered Shareholders

If you are a registered shareholder, you may wish to vote by proxy whether or not you attend the Meeting in person. If you submit a proxy, you must complete, date and sign the Proxy, and then return it to the Company’s transfer agent, Computershare Investor Services Inc. by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the Proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares).

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

If you are a Beneficial Shareholder:

You should carefully follow the instructions of your broker or intermediary in order to ensure that your Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services (“ADP”) in the United States and in Canada. ADP mails a voting instruction form in lieu of a Proxy provided by the Company. The voting instruction form will name the same persons as the Company’s Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than the persons designated in the voting instruction form, to represent you at the Meeting. To exercise this right, you should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP’s instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a voting instruction form from ADP, you cannot use it to vote Common Shares directly at the Meeting - the voting instruction form must be completed and returned to ADP, in accordance with its instructions, well in advance of the Meeting in order to have the Common Shares voted.

Although as a Beneficial Shareholder you may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of your broker, you, or a person designated by you, may attend at the Meeting as proxyholder for your broker and vote your Common Shares in that capacity. If you wish to attend at the Meeting and indirectly vote your Common Shares as proxyholder for your broker, or have a person designated by you do so, you should enter your own name, or the name of the person you wish to designate, in the blank space on the voting instruction form provided to you and return the same to your broker in accordance with the instructions provided by such broker, well in advance of the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder’s Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors (the “Board”) of the Company has fixed October 16, 2006 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of October 16, 2006, there were 25,815,450 Common Shares issued and outstanding, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, the only persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at October 16, 2006 are:

Shareholder Name	Number of Common Shares	Percentage of Issued
	Held	Common Shares
CDS & CO	21,746,141	87.83%

The following documents filed with the securities commissions or similar regulatory authority Alberta, British Columbia and Ontario are specifically incorporated by reference into, and form an integral part of, this information circular:

  Audited financial statements for the year ended May 31, 2006, report of the auditor thereon and related management's discussion and analysis.

Copies of documents incorporated herein by reference may be obtained by a Shareholder upon request without charge from Jeffrey R. Mason, the Chief Financial Officer of the Company, Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6. These documents are also available through the Internet on SEDAR, which can be accessed at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein. If there are more nominees for election as directors or appointment of the Company’s auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently determined at eight. The board proposes that the size of the Board remain at eight.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director’s office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management’s nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at October 16, 2006.

Nominee Position with the Company and Province or State and Country of Residence (1)	Period as a Director of the Company	Securities Beneficially Owned or Controlled (1)
John Bristow President, Chief Operating Officer and Director Pretoria, South Africa	Since August 2006	Nil
Jeffrey Brenner Director Sandton, South Africa	Since August 2006	Nil
Rene Carrier Director British Columbia, Canada	Since April 1993	833,439 (2)
David Copeland Chief Executive Officer and Director British Columbia, Canada	Since September 2006	432,373
Scott Cousens Director British Columbia, Canada	Since November 2000	1,104,435
Jeffrey Mason Chief Financial Officer, Secretary, and Director British Columbia, Canada	Since November 2000	557,296
Douglas Silver Director Colorado, United States of America	Since March 1998	Nil

Nominee Position with the Company and Province or State and Country of Residence (1)	Period as a Director of the Company	Securities Beneficially Owned or Controlled (1)
Ronald Thiessen Director British Columbia, Canada	Since November 2000	401,050
Notes:
1.

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees and from insider reports available at www.sedi.ca.

2.	Certain of these Common Shares are held in the name of Euro-American Capital Corporation, a company controlled by Mr. Carrier.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

DR. JOHN BRISTOW – President, Chief Operating Officer and Director

Dr. Bristow, Ph.D., has over 30 years experience in the diamond business, initially with De Beers and most recently as CEO of Kalahari Diamonds, plc, which successfully merged with Petra Diamonds in 2005. In 1998 Mr. Bristow played a key role in listing alluvial diamond producer Gem Diamond Mining Corporation (“Gem”) on the Johannesburg Stock Exchange. Mvelaphanda Diamonds (Proprietary) Limited subsequently acquired a controlling interest in Gem, then merged with the Trans Hex Group, South Africa’s largest publicly listed diamond producer, in 2000. Mr. Bristow has considerable African and International experience in the exploration, evaluation and mining of kimberlite and alluvial diamond deposits.

Dr. Bristow currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director, President and Chief Operating Office	August 2006	Present

JEFFREY BRENNER – Director

Mr. Brenner is a leading international diamantaire – a specialist in the valuation, marketing and sales of rough diamond production from alluvial deposits. His ability to evaluate rough diamonds will be important to the success of the alluvial operations. From a corporate perspective, Mr. Benner’s role will be to use his extensive knowledge of South African alluvial diamonds in networking activities in Belgium and other key trading centres and to market the large and high quality gemstones (the average value of which are in excess of US$1,000 per carat) produced from the newly acquired South African properties.

Mr. Brenner currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	August 2006	Present

RENE CARRIER – Director

Rene Carrier was a past Vice-President of Pacific International Securities Inc. for ten years where he worked until 1991. Since that time he has been President of Euro-American Capital Corporation, a private company which specializes in restructuring, administration, and raising venture capital funds for junior companies. Mr. Carrier currently is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	April 1993	Present
	President	April 1993	November 2000
Continental Minerals Corporation	Director	February 2001	Present
Quartz Mountain Resources Ltd.	Director	January 2000	Present
	President	June 2005	Present
Acrex Ventures Ltd.	Director	September 2000	September 2003
Chartwell Technology Inc.	Director	June 1991	Present
International Royalty Corporation	Lead Director	June 2003	Present

DAVID COPELAND, P.Eng. – Chief Executive Officer and Director

David Copeland is a geological engineer who graduated in Economic Geology from the University of British Columbia. With over 30 years of experience, Mr. Copeland has undertaken assignments in a variety of capacities in mine exploration, discovery and development throughout the South Pacific, Africa, South America and North America. His principal occupation is President and Director of CEC Engineering Ltd., a consulting engineering firm that directs and co-ordinates advanced technical programs for exploration on behalf of Taseko and other companies for which Hunter Dickinson Inc., a private company with certain directors in common with the Company, provides consulting services. He is also a director of Hunter Dickinson Inc.

Mr. Copeland is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	September 2006	Present
	Chief Executive Officer	August 2006	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	September 2004
Casamiro Resource Corp.	Director	February 1995	August 2002
Continental Minerals Corporation	Director	November 1995	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	February 1994	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	January 1994	Present

SCOTT COUSENS – Director

Scott Cousens provides management, technical and financial services to a number of publicly traded companies. Mr. Cousens’ focus since 1991 has been the development of relationships within the international investment community and has established strong ties with North American, European and Asian investors. In addition to financing initiatives he also oversees the corporate communications programs for the public companies to which Hunter Dickinson Inc. provides services.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
Amarc Resources Ltd.	Director	September 1995	Present
Anooraq Resources Corporation	Director	September 1996	Present
Continental Minerals Corporation	Director	June 1994	Present
Farallon Resources Ltd.	Director	December 1995	Present
Great Basin Gold Ltd.	Director	March 1993	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Taseko Mines Limited	Director	October 1992	Present

JEFFREY MASON, B.Comm., CA – Director, Chief Financial Officer and Secretary

Jeffrey Mason holds a Bachelor of Commerce degree from the University of British Columbia and obtained his Chartered Accountant designation while specializing in the mining, forestry and transportation sectors at the international accounting firm of Deloitte & Touche. Following comptrollership positions at an international commodity mercantilist and Homestake Mining Group of companies including responsibility for North American Metals Corp. and the Eskay Creek Project, Mr. Mason has spent the last several years as a corporate officer and director for a number of publicly-traded mineral exploration companies. Mr. Mason is also employed as Chief Financial Officer of Hunter Dickinson Inc. and his principal occupation is the financial administration of the public companies to which Hunter Dickinson Inc. provides services.

Mr. Mason is, or was within the past five years, an officer and or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	Chief Financial Officer	November 2000	Present
Amarc Resources Ltd.	Director	September 1995	Present
	Secretary	September 1995	Present
	Chief Financial Officer	September 1998	Present
Anooraq Resources Corporation	Director	April 1996	September 2004
	Secretary	September 1996	Present
	Chief Financial Officer	February 1999	Present
Continental Minerals Corporation	Director	June 1995	Present
	Secretary	November 1995	Present
	Chief Financial Officer	June 1998	Present
Farallon Resources Ltd.	Director	August 1994	Present
	Secretary	December 1995	Present
	Chief Financial Officer	December 1997	Present

Great Basin Gold Ltd.	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	June 1998	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
	Secretary	June 1996	Present
	Chief Financial Officer	June 1998	Present
Quartz Mountain Resources Ltd.	Principal Accounting Officer	January 2005	Present
Taseko Mines Limited	Director	February 1994	Present
	Secretary	February 1994	Present
	Chief Financial Officer	November 1998	Present

DOUGLAS SILVER – Director

Douglas Silver, the president and owner of Balfour Holdings Inc., holds a Bachelor of Geology and Zoology degree from the University of Vermont and a Masters degree in Economic Geology from the University of Arizona. Mr. Silver, who is based in Englewood, Colorado, has had twenty years of professional experience in the base and precious metals industry ranging from exploration geologist to activities in the areas of corporate business development, capital raising and investor relations.

Mr. Silver is an independent director of the following public company:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	March 1998	Present

RONALD THIESSEN, CA – Chairman of the Board and Director

Ronald Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is employed by Hunter Dickinson Inc., a company providing management and administrative services to several publicly-traded companies and focuses on directing corporate development and financing activities. He is also a director of Hunter Dickinson Inc. Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Rockwell Ventures Inc.	Director	November 2000	Present
	Chairman	September 2006	Present
	President and Chief Executive Officer	November 2000	September 2006
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief Executive Officer	September 2000	Present
Anooraq Resources Corporation	Director	April 1996	Present
	President and Chief Executive Officer	September 2000	Present
Casamiro Resource Corp.	Director and President	February 1990	August 2002

Company	Positions Held	From	To
Continental Minerals Corporation	Director	November 1995	Present
	President and Chief Executive Officer	September 2000	January 2006
	Co-Chairman	January 2006	Present
Farallon Resources Ltd.	Director	August 1994	Present
	President and Chief Executive Officer	December 1999	September 2004
	Co-Chairman	September 2004	December 2005
	Chairman	December 2005	Present
Great Basin Gold Ltd.	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	December 2005
	Co-Chairman	December 2005	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Taseko Mines Limited	Director	October 1993	Present
	President and Chief Executive Officer	September 2000	July 2005
	Co-Chairman	July 2005	May 2006
	Chairman	May 2006	Present
Tri-Gold Resources Corp.	Director	July 1992	Present

APPOINTMENT OF AUDITOR

Davidson & Company, Chartered Accountants, 1270 – 609 Granville Street, Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors. Davidson & Company was first appointed auditor of the Company in November 1998.

There have been no reportable disagreements between Rockwell and Davidson & Company and no qualified opinions or denials of opinions by Davidson & Company for the purposes of National Instrument 51-102.

AUDIT COMMITTEE AND RELATIONSHIP WITH AUDITOR

Multilateral Instrument 52-110 of the Canadian Securities Administrators (“MI52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth in the following:

The Audit Committee’s Charter

The audit committee has a written charter that sets out its mandate and responsibilities. A copy of the audit committee charter was previously filed with its October 18, 2005 information circular on www.sedar.com.

Composition of the Audit Committee

The members of the audit committee are Rene Carrier, and Scott Cousens. Mr. Carrier is an independent member of the audit committee. All members are considered to be financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company’s board of directors, reasonably interfere with the exercise of a member’s independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

Relevant Education and Experience

As a result of their education and experience, each member of the audit committee has familiarity with, an understanding of, or experience in:

  the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

  reviewing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company's financial statements, and an understanding of internal controls and procedures for financial reporting

Audit Committee Oversight

The audit committee has not made any recommendations to the board of directors to nominate or compensate any external auditor.

Reliance on Certain Exemptions

The Company’s auditors, Davidson & Company, have not provided any material non-audit services.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by Davidson & Company to the Company to ensure auditor independence. Fees incurred with Davidson & Company for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	Fees Paid to Auditor in Year Ended May 31, 2006	Fees Paid to Auditor in Year Ended May 31, 2005
Audit Fees(1)	$32,250	$22,500
Audit-Related Fees(2)	Nil	Nil
Tax Fees(3)	$3,500	$3,150
All Other Fees(4)	Nil	Nil
Total	$35,750	$25,650

Notes:

(1)           “Audit Fees” include fees necessary to perform the annual audit and quarterly reviews of the Company’s consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.
(2)           “Audit-Related Fees” include services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3)           “Tax Fees” include fees for all tax services other than those included in “Audit Fees” and “Audit-Related Fees”. This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.
(4)           “All Other Fees” include all other non-audit services.

Exemption

Pursuant to Section 6.1 of MI 52-110, the Company, being a “venture issuer” is exempt from the requirement of Part 3 (Composition of the Audit Committee) and Part 5 (Reporting Obligations) of MI 52-110.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

In this section “Named Executive Officer” means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

David Copeland, Chief Executive Officer, John Bristow, President and Ronald W. Thiessen, former President and Chief Executive Officer, and Jeffrey R. Mason, Chief Financial Officer, are each a “Named Executive Officer” of the Company for the purposes of the following disclosure. Mr. Copeland and Dr. Bristow were appointed in August 2006 and as such have not been included in the executive compensation disclosure provided below. The compensation paid to the Named Executive Officers during the Company’s three most recently completed financial years is as set out below:

Summary Compensation Table

NAMED EXECUTIVE OFFICERS Name and Principal Position	Year	Annual Compensation			Long Term Compensation			All Other Compensation ($)
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions ($)	LTIP Payouts ($)
Ronald W. Thiessen Director and former President and Chief Executive Officer	2006 2005 2004	29,016 10,834 20,693	Nil Nil Nil	Nil Nil Nil	Nil Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Jeffrey R. Mason Chief Financial Officer and Director	2006 2005 2004	18,769 8,418 15,612	Nil Nil Nil	Nil Nil Nil	Nil Nil 500,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Long-Term Incentive Plan Awards

A long term incentive plan (“LTIP”) is “a plan providing compensation intended to motivate performance over a period greater than one financial year” and does not include plans for providing the granting of options or stock appreciation rights or plans for compensation through shares or units that are subject to restrictions on resale. The Company did not award any LTIPs to any Named Executive Officer during the most recently completed financial year.

Options

No share options were granted to the Named Executive Officers during the financial year ended May 31, 2006 and no options were exercised by the Named Executive Officers during the financial year ended May 31, 2006. The value of outstanding options held by the Named Executive Officers at May 31, 2006, was nil.

Termination of Employment, Change in Responsibilities and Employment Contracts

There is no written employment contract between the Company and any Named Executive Officer.

There are no compensatory plan(s) or arrangement(s), with respect to the Named Executive Officer resulting from the resignation, retirement or any other termination of employment of the officer’s employment or from a change of the Named Executive Officer’s Responsibilities following a change in control.

Compensation of Directors

Independent directors of the Company were paid an annual director’s fee of $7,200.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company has in place is the share option plan (the “Plan”) which was previously approved by shareholders on November 28, 2005. The Plan has been established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company. The Plan is administered by the directors of the Company. The Plan provides that options will be issued to directors, officers, employees or consultants of the Company or a subsidiary of the Company. The Plan provides that the number of Common Shares issuable under the Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of issued and outstanding Common Shares. All options expire on a date not later than five years after the date of grant of such option.

The following table sets out equity compensation plan information as at the end of the financial year ended May 31, 2006.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (Share Option Plan)	475,417 Common shares	$0.44	1,894,061 Common shares
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	475,417 Common shares	$0.44	1,894,061 Common shares

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who, generally speaking, is a director or executive officer or a 10% shareholder of the Company, which persons are deemed to have an information advantage over other shareholders. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended May 31, 2006, or has any interest in any material transaction in the current year, other than as set out herein.

A.      Convertible Debenture

In July 2006, the Company entered into agreements to complete a $9.5 million private placement of subordinated secured convertible promissory notes (the “Notes”). As consideration for the Notes, the holders of the Notes received common shares of the Company equal to five percent of the outstanding balance owed on the Notes divided by the average closing price of the Company's common shares on the Exchange for the five trading days immediately preceding the date of issue, less a 10% discount. Should the Notes remain outstanding on each of September 30, 2006 and March 31, 2007, holders of the Notes will receive an additional number of common shares on the same terms. The Notes are due on March 31, 2007. Subject to the earlier repayment of the Notes by the Company, the noteholders shall have the right within five business days of the delivery of a financing notice by the Company to the noteholders to convert all and not less than all of the principal amount then outstanding under the Note plus all accrued and unpaid consideration into fully paid and non-assessable common shares of the Company. The noteholders will receive a number of common shares equal to the outstanding principal plus any accrued and unpaid consideration divided by the equity financing price, less a 3% discount. The equity financing prince is the price of common shares sold by the Company in its first arms-length equity financing of greater than $5 million after the date of issue of the Notes.

To the date of this information circular, informed persons of the Company (including companies owned, controlled, or directed by such person) participated in the following private placement of the Notes as follows:

Informed Person Participation	Amount
David J. Copeland	$ 150,000
Scott D. Cousens	$ 200,000
Jeffrey R. Mason	$ 200,000

B.      Acquisition of Durnpike Investments (Pty) Limited

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo. These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the Democratic Republic of Congo and Galputs Minerale Project in South Africa.

The Company will acquire all of the shares and loans in Durnpike Investments (Pty) Limited (“Durnpike”), a private South African company, from eight individuals (the “Vendors”) for consideration payable in common shares of the Company (“Common Shares”). Two of the eight individuals include Dr. John Bristow and Mr. Jeffrey Brenner, who were appointed directors of the Company in September 2006. Durnpike holds or is in the process of acquiring an interest and/or rights in the four alluvial diamond properties. Terms of the Agreement-in-Principle are described in the Company’s press release of June 30, 2006 and its audited financial statements and management discussion and analysis for the year ended May 31, 2006. All Common Shares issued to the Vendors pursuant to the Acquisition will be held in escrow for at least 12 months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet specified government regulatory obligations.

The Agreement-in-Principle is subject to provisions relating to due diligence, confidentiality, costs, public disclosure and the execution of a definitive agreement. The Acquisition is subject to certain conditions precedent, including completion of Durnpike’s acquisition of certain of the diamond properties and regulatory approvals.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Management Services Agreement

Hunter Dickinson Inc. ("HDI") carries out investor relations, geological, corporate development, administrative and other management activities for, and incurs third party costs on behalf of, the Company. The Company reimburses HDI on a full cost-recovery basis. These services are provided to the Company by HDI pursuant to a geological, corporate development, administrative and management services agreement dated for reference December 31, 1996. HDI is a private company owned equally by nine publicly traded exploration and mining companies (one of which is the Company) and is managed by persons who include directors of the Company. HDI has supervised mineral exploration projects in Canada (British Columbia, Manitoba, Ontario, Québec, Yukon and Northwest Territories) and internationally in Brazil, Nevada, Mexico and South Africa. HDI allocates the cost of staff input into projects, such as the Company's projects, based on the time records of involved personnel. Costs of such personnel and third party contractors are billed to the participating public companies on a full cost recovery basis (inclusive of HDI staff costs and overhead) for amounts which are considered by the Company management to be at a cost that is competitive with arm’s-length suppliers. The shares of HDI are owned by each of the participating public corporations (including the Company) for as long as HDI’s services are being retained by such participating company. However, a participant surrenders its single share of HDI at the time of termination of the standard form of services agreement. The agreement can be cancelled on 30 days’ notice.

During the year ended May 31, 2006, such services rendered and expenses reimbursed amounted to $853,733. The executive compensation disclosed herein is included in this amount and the compensation was paid by HDI to the named executives.

PARTICULARS OF MATTERS TO BE ACTED UPON

Annual Confirmation of 10% Rolling Share Option Plan

The TSX Venture Exchange (the “TSXV”) requires that each company listed on the TSXV have a share option plan. The shareholders of the Company adopted a Share Option Plan (the “Plan”) in 2004.

Under the Plan, a maximum of 10% of the issued and outstanding Common Shares of the Company at the time an option is granted, less Common Shares reserved for issuance outstanding in the Plan, will be reserved for options to be granted at the discretion of the Company’s board of directors to eligible optionees (the “Optionees”). This type of Plan is called a “rolling” plan.

Pursuant to the TSXV policies, the continuation of the Plan requires annual shareholder approval at the annual meeting of the Company by ordinary resolution. The Company is of the view that the Plan permits the Company to attract and maintain the services of executives, employees and other service providers with other companies in the industry. A copy of the Plan will be available for inspection at the Meeting.

At the Meeting, shareholders will be asked to vote on the following resolution, with or without variation:

“Resolved, as an ordinary resolution that the Company’s 10% rolling share option plan dated for reference December 29, 2004 be ratified and approved for a further year until the next annual general meeting of shareholders.”

The Board of Directors recommends that shareholders vote in favour of the continuation of the Plan.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited financial statements and management’s discussion and analysis for its most recently completed financial year. Additional information relating to the Company may be obtained from SEDAR at www.sedar.com and upon request from the Company’s Secretary at Suite 1020 – 800 West Pender Street, Vancouver, British Columbia, telephone number: (604) 684-6365 or fax number (604) 684-8092.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the board of directors of the Company.

DATED at Vancouver, British Columbia, October 16, 2006.

BY ORDER OF THE BOARD OF DIRECTORS

David J. Copeland
Chief Executive Officer